# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VSee Health, Inc., CIK 0001864531
CUSIP: 92919Y102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 980 N. Federal Hwy, Suite 304, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001896206

## Reporting persons
- Alta Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 833,331; sole dispositive power 0; shared dispositive power 833,331; aggregate amount beneficially owned 833,331 (2% of the class)
  Comment: (1) Each Reporting Person's (as defined below) ownership consists of (i) warrants to purchase 702,896 shares of common stock, $0.0001 par value per share ("Common Stock"), of VSee Health, Inc. (the "Company") at an exercise price of $11.50 per share ("Public Warrants") and (ii) an additional 130,435 shares of Common Stock issuable pursuant to a Warrant Exchange Agreement (the "Warrant Exchange Agreement") between the Company and Alta Partners, LLC ("Alta"), pursuant to which Alta has agreed to exchange Public Warrants for shares of Common Stock at an exchange ratio of approximately 0.9668 shares of Common Stock for each Public Warrant.
  
  (2) Percentage ownership is calculated based upon (i) 40,230,845 shares of Common Stock issued and outstanding at February 2, 2026, as set forth in the Company's definitive proxy statement filed with the Securities and Exchange Commission on February 5, 2026, (ii) plus 833,331 shares of Common Stock issuable upon the exercise or exchange of Public Warrants, as described above.
- Steven Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 833,331; sole dispositive power 0; shared dispositive power 833,331; aggregate amount beneficially owned 833,331 (2% of the class)
  Comment: (1) Each Reporting Person's ownership consists of (i) Public Warrants to purchase 702,896 shares of Common Stock and (ii) an additional 130,435 shares of Common Stock issuable pursuant to the Warrant Exchange Agreement.
  
  (2) Percentage ownership is calculated based upon (i) 40,230,845 shares of Common Stock issued and outstanding at February 2, 2026, as set forth in the Company's definitive proxy statement filed with the Securities and Exchange Commission on February 5, 2026, (ii) plus 833,331 shares of Common Stock issuable upon the exercise or exchange of Public Warrants, as described above.

## Item 1. Issuer
Name of issuer: VSee Health, Inc.
Address of issuer's principal executive offices: 980 N. Federal Hwy, Suite 304, Boca Raton, FL, 33432

## Item 2. Person Filing
Name of person filing:
(i) Alta Partners, LLC, a limited liability company organized under the laws of the State of New York.
(ii) Steven Cohen, a United States citizen, who serves as managing member of Alta.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 1205 Franklin Avenue, Garden City, New York 11530.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 833,331
Percent of class: 2.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 833,331
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 833,331

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alta Partners, LLC: Steven Cohen, Managing Member (02/23/2026)
- Steven Cohen: Steven Cohen, Individual (02/23/2026)